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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   -----------
                                   SCHEDULE TO
                                 AMENDMENT NO.3

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         SYBRON DENTAL SPECIALTIES, INC.
                            (Name of Subject Company)

                               DANAHER CORPORATION
                             SMILE ACQUISITION CORP.
                       (Name of Filing Persons--Offerors)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    871142105
                      (CUSIP Number of Class of Securities)

                                 Daniel L. Comas
              Executive Vice President and Chief Financial Officer
                               Danaher Corporation
                          2099 Pennsylvania Avenue, NW
                                   12th Floor
                             Washington, D.C. 20006
                                 (202) 828-0850
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                   -Copies to-
                             Trevor S. Norwitz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                               New York, NY 10019
                                 (212) 403-1000
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                            CALCULATION OF FILING FEE

       Transaction Valuation            Amount of Filing Fee
       -------------------------------------------------------------------
           2,046,908,434*                         $219,019*
       -------------------------------------------------------------------

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*    Estimated for purposes of calculating the amount of the filing fee only.
     The calculation of the filing fee is described on the cover page to the Schedule TO filed on April 18, 2006.
[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
      Amount Previously Paid:  $219,019        Filing Party: Danaher Corporation
      Form or Registration No.:  Schedule TO   Date Filed: April 18, 2006
[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.
[_]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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

        This Amendment No. 3 amends and supplements the Tender Offer
Statement on Schedule TO, as amended, (the "SCHEDULE TO"), originally filed with the Securities and Exchange Commission on April 18, 2006 and as amended and supplemented by Amendment No. 1 on April 21, 2006 and Amendment No. 2 on April 26, 2006, by Danaher Corporation ("DANAHER"), a Delaware corporation, and Smile Acquisition Corp. ("PURCHASER"), a Delaware corporation and an indirect wholly owned subsidiary of Danaher. The Schedule TO relates to the offer by Purchaser to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the "SHARES"), of Sybron Dental Specialties, Inc., a Delaware corporation ("SYBRON"), for $47.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2006 (the "OFFER TO PURCHASE"), and in the related Letter of Transmittal. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and Schedule TO.

        The Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

        On April 21, 2006, Danaher and Purchaser filed with the
Securities and Exchange Commission (as Exhibit (a)(5)(C) to Amendment No. 1 to the Schedule TO) an excerpt (the "EXCERPT") from the transcript of Danaher's first quarter 2006 earnings call on April 20, 2006, which included certain references to the proposed Sybron transaction. The audio version of this earnings call is available on Danaher's website until May 15, 2006.

        Exhibit (a)(5)(C) is hereby replaced in its entirety with the amended and restated Exhibit (a)(5)(C) attached hereto in order to correct certain immaterial transcription errors in the Excerpt and, in particular, to include the following corrected statement by Danaher President and Chief Executive Officer H. Lawrence Culp, Jr.:

        "Larry Culp: ... But again, I think in the case of Sybron, they were in the process of a[n] organizational transition themselves, a CEO succession, Dan Even their [COO] steps up here and we're excited about having him take the reins of that business with us".

        By this statement, Mr. Culp intended to address Danaher's expectation and hope that Mr. Even, Sybron's Chief Operating Officer, will remain with Sybron in a management capacity. Danaher confirms that there is no agreement, arrangement or understanding between Danaher and Mr. Even (or any other executive officer of Sybron) with respect to continued employment with Sybron or Danaher.

        The corrected Excerpt filed as Exhibit (a)(5)(C) hereto is incorporated herein by reference.

        On May 3, 2006, Danaher issued a press release announcing the early termination of HSR Act waiting period in connection with acquisition of Sybron, a copy of which is filed as Exhibit (a)(5)(D) hereto and is incorporated herein by reference.

ITEM 12.  Exhibits
         Item 12 of the Schedule TO is hereby amended by adding thereto the following:

        (a)(5)(D) Text of Press Release issued by Danaher dated May 3, 2006.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 3, 2006

                                    DANAHER CORPORATION


                                    By:   /s/ Daniel L. Comas
                                          --------------------------------------
                                          Name:  Daniel L. Comas
                                          Title: Executive Vice President and
                                                 Chief Financial Officer


                                    SMILE ACQUISITION CORP.


                                    By:   /s/ Daniel L. Comas
                                          --------------------------------------
                                          Name: Daniel L. Comas
                                          Title: President

                                  EXHIBIT INDEX



*(a)(1)(A)      Offer to Purchase, dated April 18, 2006.

*(a)(1)(B)      Form of Letter of Transmittal.

*(a)(1)(C)      Form of Notice of Guaranteed Delivery.

*(a)(1)(D)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                Companies and Other Nominees.

*(a)(1)(E)      Form of Letter to Clients for use by Brokers, Dealers,
                Commercial Banks, Trust Companies  and Other Nominees.

*(a)(1)(F)      Guidelines for Certification of Taxpayer Identification Number
                on Substitute Form W-9.

(a)(2)          Not applicable.

(a)(3)          Not applicable.

(a)(4)          Not applicable.

*(a)(5)(A)      Text of press release issued by Danaher dated April 12, 2006.

*(a)(5)(B)      Form of summary advertisement dated April 18, 2006.

*(a)(5)(C)      Excerpt from transcript of Danaher's first quarter 2006 earnings call, dated April 20, 2006.

(a)(5)(D)       Text of Press Release issued by Danaher dated May 3, 2006.

*(a)(6)(A)      Complaint titled Dolphin Limited Partnership I, L.P. et al. v.
                Sybron Dental Specialties, Inc. et al., filed on April 24, 2006, in the Superior Court of the State of California, County of Orange, Case No. 06CC00082.

*(b)(1) Credit Agreement, dated as of April 25, 2006, among Danaher Corporation and Bank of America, N.A., et al.

*(b)(2) US$700,000,000 364 Day Revolving Credit Facility for Danaher Corporation, dated April 11, 2006, by UBS Loan Finance LLC.

*(d)(1) Agreement and Plan of Merger, dated as of April 12, 2006, between Danaher, the Purchaser and Sybron.

*(d)(2) Confidentiality Agreement, dated as of March 13, 2006, between Danaher and Sybron.

(g)             None.

(h)             Not applicable.

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* Previously filed.